Offline Media, Inc. (the "Company") a North Carolina

Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Offline Media Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1072 Bill.com Money Out Clearing	0.00
3835 Checking	177,024.99
Mercury Checking (8824) - 13	33,359.90
Mercury Treasury (0000)	112.78
Operating Cash #2 - 8667	237.19
PayPal	1,697.27
START UP SERVICES MMA (2955) - 12	867.22
Total Bank Accounts	**$213,299.35**
Accounts Receivable	
Accounts Receivable (A/R)	904.18
Total Accounts Receivable	**$904.18**
Other Current Assets	
Employee Receivable	0.00
Prepaid Expenses	49,709.54
Shopify Clearing	-2,155.31
Stripe Clearing	0.00
Uncategorized Asset	4,590.00
Undeposited Funds	0.00
Total Other Current Assets	**$52,144.23**
Total Current Assets	**$266,347.76**
Fixed Assets	
Accumulated Depreciation - Computers	-14,323.80
Accumulated Depreciation - Mobile Devices	-2,727.57
Fixed Asset - Computers	30,383.23
Fixed Asset - Mobile Devices	12,298.11
Total Fixed Assets	**$25,629.97**
Other Assets	
Security deposit - Industrious Office	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$291,977.73**

Offline Media Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	60,276.97
Expensify Payable	0.00
Total Accounts Payable	**60,276.97**
Total Accounts Payable	**$60,276.97**
Credit Cards	
Company Card	26,083.40
Expensify Cards	0.00
Ramp Card	144.41
Total Credit Cards	**$26,227.81**
Other Current Liabilities	
Accrued Expenses	118.13
Capchase Loan	0.00
Deferred Revenue	476,209.56
Event Rev Share Payable	0.00
Expensify Clearing	0.00
Gift Codes Outstanding	2,865.00
Payable to Employees	0.00
Payable to Owner	26.60
Payroll Liabilities	
401k Payable	1,833.77
Accrued Payroll Expenses	0.00
Employee Health Insurance Payable	0.00
Paychecks Payable	0.00
Payroll Taxes Payable	-524.71
Total Payroll Liabilities	**1,309.06**
Sales Tax Payable	0.00
SBA PPP Loan	0.00
SUT Liability	48,760.93
Total Other Current Liabilities	**$529,289.28**
Total Current Liabilities	**$615,794.06**
Long-Term Liabilities	
Accrued interest	0.00
Convertible Note Payable	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$615,794.06**

Offline Media Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
Equity	
Opening Balance Equity	0.00
Retained Earnings	-5,482,597.36
Series CF Financing Costs	-83,834.37
Series CF Financing Costs (Contra)	8,641.37
Stock	7,427,127.60
Net Income	-2,193,153.57
Total Equity	**$ -323,816.33**
TOTAL LIABILITIES AND EQUITY	**$291,977.73**

Offline Media Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
3835 Checking	135,304.25
Mercury Checking (8824) - 13	41,766.74
Mercury Treasury (0000)	201,993.25
Operating Cash #2 - 8667	237.19
PayPal	15.99
START UP SERVICES MMA (2955) - 12	828.31
Total Bank Accounts	**$380,145.73**
Accounts Receivable	
Accounts Receivable (A/R)	5,554.22
Total Accounts Receivable	**$5,554.22**
Other Current Assets	
Prepaid Expenses	9,990.47
Shopify Clearing	-1,873.97
Stripe Clearing	183.66
Uncategorized Asset	4,590.00
Undeposited Funds	0.00
Total Other Current Assets	**$12,890.16**
Total Current Assets	**$398,590.11**
Fixed Assets	
Accumulated Depreciation - Computers	-8,905.25
Accumulated Depreciation - Mobile Devices	-522.64
Fixed Asset - Computers	25,787.55
Fixed Asset - Mobile Devices	7,839.64
Total Fixed Assets	**$24,199.30**
Other Assets	
Security deposit - Industrious Office	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$422,789.41**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	56,137.97
Total Accounts Payable	**$56,137.97**
Credit Cards	
Company Card	120,468.97

Offline Media Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Total Credit Cards	**$120,468.97**
Other Current Liabilities	
Accrued Expenses	680.70
Capchase Loan	0.00
Deferred Revenue	219,227.49
Event Rev Share Payable	0.00
Expensify Clearing	5,757.69
Payable to Employees	19,684.62
Payable to Owner	26.60
Payroll Liabilities	
401k Payable	5,388.57
Accrued Payroll Expenses	39,819.62
Employee Health Insurance Payable	0.00
Paychecks Payable	-129.43
Payroll Taxes Payable	-24.29
Total Payroll Liabilities	**45,054.47**
Sales Tax Payable	0.00
SBA PPP Loan	0.00
SUT Liability	43,960.93
Total Other Current Liabilities	**$334,392.50**
Total Current Liabilities	**$510,999.44**
Long-Term Liabilities	
Accrued interest	0.00
Convertible Note Payable	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$510,999.44**
Equity	
Opening Balance Equity	0.00
Retained Earnings	-3,802,653.10
Series CF Financing Costs	-39,708.01
Series CF Financing Costs (Contra)	4,693.73
Stock	5,429,401.61
Net Income	-1,679,944.26
Total Equity	**$ -88,210.03**
TOTAL LIABILITIES AND EQUITY	**$422,789.41**

Offline Media Inc.

Profit and Loss
January - December 2024

	TOTAL
Income	
Sales Revenue	
Events Revenue	5,105.00
Extensions Revenue	10,474.00
Subscription Revenue	1,922,015.18
Total Sales Revenue	**1,937,594.18**
Uncategorized Income	25.00
Total Income	**$1,937,619.18**
Cost of Goods Sold	
Cost of Revenue	
Computer Software and Fees	12,520.47
Stripe	111,164.51
Twilio	9,130.74
Total Computer Software and Fees	**132,815.72**
General Costs	0.00
Hosting	15,877.57
Merchant Cost Sharing	798.73
Refunds Given	100,611.89
Total Cost of Revenue	**250,103.91**
Total Cost of Goods Sold	**$250,103.91**
GROSS PROFIT	**$1,687,515.27**
Expenses	
61000 R&D	
Bonuses - Back End	16,874.00
Bonuses - Subscriber/Product Support	750.00
Contractors - R&D	
Contractors - Front End	121,354.58
Contractors - Mobile	35,508.44
Total Contractors - R&D	**156,863.02**
Online/Internet Services	
Computer Software and Subscription - R&D	16,484.38
Total Online/Internet Services	**16,484.38**
User Research	1,895.02
Wages - Back End	
Wages - Back End	236,423.07
Total Wages - Back End	**236,423.07**
Total 61000 R&D	**429,289.49**
63000 PROGRAMMING	
Bonuses - Accounts	73,005.00
Bonuses - Events	0.00
Computer Software Subscription - Programming	18,090.99

	TOTAL
Contractors - Programming	25,951.47
Event Costs	4,717.85
Meals & Entertainment - Programming	7,124.64
Other Programming Costs	13,836.37
Programming - Lead Gen	33,075.53
Travel (Non-Meals) - Programming	1,462.31
Wages - Account Coordination	98,942.50
Wages - Account Execs	164,313.58
Wages - Events	0.00
Total 63000 PROGRAMMING	**440,520.24**
64000 COMMUNITY	
Balance Forward Discounts	74,167.48
Bonuses - Growth	2,083.00
Bonuses - Social	42,677.00
Computer Software Subscription - Mktg	5,515.51
Content Creation - Meals & Entertainment 100%	29,183.33
Contractors - Growth	10,626.11
Contractors - Marketing	39,417.41
General Marketing Costs	4,165.66
Growth Agency	47,258.06
Growth Paid Marketing	714,081.65
SMS Costs	34,337.41
Travel (Non meals) - Community	4,217.32
Wages - Growth	43,061.90
Wages - Social	504,829.50
Total 64000 COMMUNITY	**1,555,621.34**
67000 G & A	
Contractors - G&A	27,301.07
Customer Support	
Computer Software & Sub - Customer Support	25,671.73
Contractors - Customer Support	7,233.21
Wages - Subscriber/Product Support	15,195.38
Total Customer Support	**48,100.32**
Insurance	
Insurance - Liability	4,821.60
Total Insurance	**4,821.60**
Management	
Bonuses - Management	63,061.00
Contractors - Management	4,500.00
Officers Life Insurance	970.96
Wages - Management	610,390.11
Total Management	**678,922.07**

	TOTAL
Market Launch Travel	73,599.14
Market Launch Travel - Meals 100%	867.14
Market Launch Travel - Meals 50%	19,874.87
Meals and Entertainment - G&A	15,382.74
Office Expenses	134.16
Bank Charges	149.78
Business Licenses, Permits and Filings	3,188.00
Charitable Contributions	85.00
Computer Software & Subscriptions (Office)	79,836.59
Computer, Small tools, Equip & Supplies	17,698.17
Merchant Fees	1.65
Office Supplies	10,953.46
Postage & Shipping	458.45
Telephone	5,209.32
Total Office Expenses	**117,714.58**
Personnel	
Payroll Expenses	33,037.80
401k Match	67,245.31
Employee Health Insurance	76,763.24
Payroll Service Fees	11,103.50
Payroll Taxes	152,751.85
Total Payroll Expenses	**340,901.70**
Staff Appreciation	263.90
Total Personnel	**341,165.60**
Professional Fees	
CPA & Bookkeeping	58,114.00
Legal Fees	14,064.39
Total Professional Fees	**72,178.39**
Rent	19,100.00
Travel - G&A	-302.95
Mileage	3,176.06
Parking & Tolls	5,603.42
Travel (Non-Meals) - G&A	26,301.60
Total Travel - G&A	**34,778.13**
Total 67000 G & A	**1,453,805.65**
Uncategorized Expense	680.56
Total Expenses	**$3,879,917.28**
NET OPERATING INCOME	**$ -2,192,402.01**
Other Income	
Credit Card Rewards	9,213.24
Interest Earned	1,687.48

	TOTAL
Other Income	7,591.56
Total Other Income	**$18,492.28**
Other Expenses	
Ask My Accountant	353.80
Depreciation Expense	7,623.48
Interest expense	6,989.86
UNKNOWN - RECLASSIFY	4,276.70
Total Other Expenses	**$19,243.84**
NET OTHER INCOME	**$ -751.56**
NET INCOME	**$ -2,193,153.57**

Offline Media Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales Revenue	
Events Revenue	192,797.69
Extensions Revenue	15,006.00
Subscription Revenue	1,243,986.07
Total Sales Revenue	**1,451,789.76**
Uncategorized Income	1,438.08
Total Income	**$1,453,227.84**
Cost of Goods Sold	
Cost of Revenue	
Computer Software and Fees	101,154.86
Stripe	19,716.90
Twilio	7,064.47
Total Computer Software and Fees	**127,936.23**
General Costs	358.90
Hosting	7,809.35
Merchant Cost Sharing	351.19
Refunds Given	44,578.39
Total Cost of Revenue	**181,034.06**
Total Cost of Goods Sold	**$181,034.06**
GROSS PROFIT	**$1,272,193.78**
Expenses	
61000 R&D	
Bonuses - Back End	20,000.00
Bonuses - Subscriber/Product Support	1,625.00
Contractors - R&D	3,300.00
Contractors - Front End	46,849.12
Contractors - Mobile	100,932.70
Total Contractors - R&D	**151,081.82**
Online/Internet Services	
Computer Software and Subscription - R&D	3,904.59
Total Online/Internet Services	**3,904.59**
User Research	799.35
Wages - Back End	
Wages - Back End	165,000.00
Total Wages - Back End	**165,000.00**
Total 61000 R&D	**342,410.76**
63000 PROGRAMMING	
Bonuses - Accounts	45,875.00
Bonuses - Events	11,125.00

	TOTAL
Computer Software Subscription - Programming	14,592.00
Contractors - Programming	16,441.00
Event Costs	58,173.39
Meals & Entertainment - Programming	7,462.90
Sales Referrals	900.00
Travel (Non-Meals) - Programming	1,598.23
Wages - Account Coordination	110,875.58
Wages - Account Execs	140,320.70
Wages - Events	161,851.29
Total 63000 PROGRAMMING	**569,215.09**
64000 COMMUNITY	
Balance Forward Discounts	48,837.65
Bonuses - Growth	925.00
Bonuses - Social	36,526.00
Computer Software Subscription - Mktg	1,054.52
Content Creation - Meals & Entertainment 100%	18,598.43
Contractors - Growth	14,381.02
Contractors - Marketing	11,773.26
General Marketing Costs	894.28
Growth Agency	27,000.00
Growth Paid Marketing	261,536.63
SMS Costs	31,053.83
Travel (Non meals) - Community	2,554.69
Wages - Growth	19,082.32
Wages - Social	355,031.02
Total 64000 COMMUNITY	**829,248.65**
67000 G & A	
Contractors - G&A	9,372.23
Customer Support	
Computer Software & Sub - Customer Support	26,430.14
Contractors - Customer Support	9,061.72
Wages - Subscriber/Product Support	53,750.06
Total Customer Support	**89,241.92**
Insurance	
Insurance - Liability	4,268.62
Total Insurance	**4,268.62**
Management	
Bonuses - Management	62,641.00
Officers Life Insurance	970.96
Wages - Management	471,619.79
Total Management	**535,231.75**
Market Launch Travel	25,376.19

	TOTAL
Market Launch Travel - Meals 100%	14,187.11
Market Launch Travel - Meals 50%	431.40
Meals and Entertainment - G&A	26,005.90
Office Expenses	
Bank Charges	1,188.08
Business Licenses, Permits and Filings	20.00
Computer Software & Subscriptions (Office)	47,336.20
Computer, Small tools, Equip & Supplies	8,608.60
Merchant Fees	5.89
Office Supplies	9,359.44
Telephone	4,086.00
Total Office Expenses	**70,604.21**
Personnel	
Continuing Education (Inactive)	1,695.00
Payroll Expenses	900.00
401k Match	58,172.91
Employee Health Insurance	74,592.32
Payroll Service Fees	11,201.04
Payroll Taxes	130,392.69
Total Payroll Expenses	**275,258.96**
Staff Appreciation	1,305.06
Total Personnel	**278,259.02**
Professional Fees	
CPA & Bookkeeping	46,881.00
Legal Fees	9,279.23
Total Professional Fees	**56,160.23**
Rent	17,454.84
Travel - G&A	35,103.98
Mileage	2,718.24
Parking & Tolls	4,635.31
Travel (Non-Meals) - G&A	10,025.31
Total Travel - G&A	**52,482.84**
Total 67000 G & A	**1,179,076.26**
Uncategorized Expense	24,668.26
Total Expenses	**$2,944,619.02**
NET OPERATING INCOME	**$ -1,672,425.24**
Other Income	
Credit Card Rewards	5,210.59
Interest Earned	14,178.87
Other Income	1,539.58
Total Other Income	**$20,929.04**

Offline Media Inc.

Profit and Loss
January - December 2023

	TOTAL
Other Expenses	
Depreciation Expense	6,330.05
Interest expense	19,488.01
Taxes	
Corporate Taxes - State	2,430.00
Franchise Tax	200.00
Total Taxes	**2,630.00**
Total Other Expenses	**$28,448.06**
NET OTHER INCOME	**$ -7,519.02**
NET INCOME	**$ -1,679,944.26**

Offline Media Inc.

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-2,174,053.57
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	4,650.04
Employee Receivable	0.00
Prepaid Expenses	-39,719.07
Shopify Clearing	281.34
Stripe Clearing	183.66
Accumulated Depreciation - Computers	5,418.55
Accumulated Depreciation - Mobile Devices	2,204.93
Accounts Payable	4,139.00
Accounts Payable:Expensify Payable	0.00
Company Card	-94,385.57
Expensify Cards	0.00
Ramp Card	144.41
Accrued Expenses	-562.57
Deferred Revenue	256,982.07
Expensify Clearing	-5,757.69
Gift Codes Outstanding	2,865.00
Payable to Employees	-19,684.62
Payroll Liabilities:401k Payable	-3,554.80
Payroll Liabilities:Accrued Payroll Expenses	-39,819.62
Payroll Liabilities:Employee Health Insurance Payable	0.00
Payroll Liabilities:Paychecks Payable	129.43
Payroll Liabilities:Payroll Taxes Payable	-500.42
SUT Liability	4,800.00
G & A:Rent	-19,100.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**58,714.07**
Net cash provided by operating activities	**$ -2,115,339.50**
INVESTING ACTIVITIES	
Fixed Asset - Computers	-4,595.68
Fixed Asset - Mobile Devices	-4,458.47
Net cash provided by investing activities	**$ -9,054.15**
FINANCING ACTIVITIES	
Series CF Financing Costs	-44,126.36
Series CF Financing Costs (Contra)	3,947.64
Stock	1,997,725.99
Net cash provided by financing activities	**$1,957,547.27**
NET CASH INCREASE FOR PERIOD	**$ -166,846.38**
Cash at beginning of period	380,145.73
CASH AT END OF PERIOD	**$213,299.35**

Offline Media Inc.

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,662,489.42
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	21,552.64
Prepaid Expenses	-7,098.72
Shopify Clearing	648.62
Stripe Clearing	595.28
Uncategorized Asset	0.00
Accumulated Depreciation - Computers	5,807.41
Accumulated Depreciation - Mobile Devices	522.64
Accounts Payable	-21,578.36
Company Card	72,343.53
Accrued Expenses	680.70
Capchase Loan	-14,583.31
Deferred Revenue	88,544.60
Event Rev Share Payable	-4,410.00
Expensify Clearing	5,757.69
Payable to Employees	19,684.62
Payroll Liabilities:401k Payable	1,454.63
Payroll Liabilities:Accrued Payroll Expenses	38,252.69
Payroll Liabilities:Employee Health Insurance Payable	0.00
Payroll Liabilities:Paychecks Payable	-129.53
Payroll Liabilities:Payroll Taxes Payable	-24.29
SUT Liability	43,960.93
G & A:Rent	-17,454.84
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**234,526.93**
Net cash provided by operating activities	**$ -1,427,962.49**
INVESTING ACTIVITIES	
Fixed Asset - Computers	-5,847.01
Fixed Asset - Mobile Devices	-7,839.64
Security deposit - Industrious Office	675.00
Net cash provided by investing activities	**$ -13,011.65**
FINANCING ACTIVITIES	
Series CF Financing Costs	-38.67
Series CF Financing Costs (Contra)	3,938.26
Stock	1,440.60
Net cash provided by financing activities	**$5,340.19**
NET CASH INCREASE FOR PERIOD	**$ -1,435,633.95**
Cash at beginning of period	1,815,779.68
CASH AT END OF PERIOD	**$380,145.73**

Offline Media, Inc.
Statement of Changes in Equity

Accounts	2024 Amount ($)	2023 Amount ($)
Opening Balance Equity	0.00	0.00
Retained Earnings	(5,482,597.36)	(3,802,653.10)
Series CF Financing Costs	(83,834.37)	(39,708.01)
Series CF Financing Costs (Contra)	8,641.37	4,693.73
Stock	7,427,127.60	5,429,401.61
Net Income (Loss)	(2,193,153.57)	(1,679,944.26)
Total Equity	**(323,816.33)**	**(88,210.03)**

Offline Media, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Offline Media, Inc. (the "Company") is a corporation organized on February 23,2012 under the laws of North Carolina.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.